January 16, 2013

Via Edgar

H Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Tier Energy LP
Registration Statement on Form S-1 (as amended)
File No. 333-185124

Ladies and Gentlemen:

As Representatives of the several underwriters of the proposed public offering of up to 9,000,000 common units representing limited partner interests (and up to 1,350,000 additional common units upon exercise of an option), we hereby join the Partnership’s request for acceleration of the Registration Statement, requesting effectiveness for 4:00 p.m. eastern time on January 17, 2013, or as soon thereafter as is practicable.

In connection with the Registration Statement, we wish to advise you that we have distributed approximately 500 copies of the Partnership’s Preliminary Prospectus dated January 16, 2013 to prospective underwriters, institutional investors, prospective dealers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Oscar Brown
Name: Oscar Brown
Title: Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Michael Hickey
Name: Michael Hickey
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Robert Waldron
Name: Robert Waldron
Title: Vice President

UBS SECURITIES LLC

By:	/s/ Rome Arnold
Name: Rome Arnold
Title: Managing Director

By:	/s/ Adrian Sackett
Name: Adrian Sackett
Title: Executive Director